# SEC Schedule 13G/A (Amendment No. 10) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Dorman Products, Inc., CIK 0000868780
CUSIP: 258278100
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 3400 East Walnut Street, Colmar, Pennsylvania (PA), 18915
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001206109

## Reporting persons
- Marc H. Berman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 1,108,040; shared voting power 436,854; sole dispositive power 1,108,040; shared dispositive power 436,854; aggregate amount beneficially owned 1,544,894 (5.1% of the class); the aggregate amount excludes certain shares
  Comment: The percentage is based upon 30,388,503 shares of common stock outstanding as of the close of business on December 31, 2025.

## Item 1. Issuer
Name of issuer: Dorman Products, Inc.
Address of issuer's principal executive offices: 3400 East Walnut Street, Colmar, PA 18915

## Item 2. Person Filing
Name of person filing: Marc H. Berman (the "Reporting Person")
Address of principal business office or, if none, residence:
P.O. Box 27039
Philadelphia, PA 19118
Citizenship: United States

## Item 4. Ownership
Amount beneficially owned: As of December 31, 2025, the Reporting Person may be deemed to be the beneficial owner of 1,544,894 shares of Common Stock. The above amount excludes 2,202,497 shares of Common Stock that may be deemed beneficially owned by the Shareholders (as defined in Amendment No. 8 to Schedule 13G) other than the shares held directly by Marc H. Berman, his spouse or trusts for which he or his spouse serves as trustee or as a co-trustee) as to all of which shares Marc H. Berman disclaims beneficial ownership. The filing of this Schedule 13G shall not be construed as an admission that (a) the Reporting Person is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any equity securities covered by this Schedule 13G or (b) that this Schedule 13G is legally required to be filed by the Reporting Person.
Percent of class: 5.1%
Sole power to vote or to direct the vote: 1,108,040 (Includes (i) 111,113 shares held directly by the Reporting Person, and (ii) 996,927 shares held by various trusts for which the Reporting Person serves as trustee.)
Shared power to vote or to direct the vote: 436,854 (Includes (i) 10,843 shares held by the Reporting Person's spouse, and (ii) 212,022 shares held by various trusts for which the Reporting Person's spouse serves as trustee, as to which shares the Reporting Person may be deemed to have shared beneficial ownership. The Reporting Person disclaims beneficial ownership of these shares. Also includes (i) 76,174 shares held by a trust for which the Reporting Person and his spouse serve as co-trustees and (ii) 137,815 shares held by various trusts for which the Reporting Person and one of his sisters-in-law serve as a co-trustee.)
Sole power to dispose or to direct the disposition: 1,108,040 (Includes (i) 111,113 shares held directly by the Reporting Person, and (ii) 996,927 shares held by various trusts for which the Reporting Person serves as trustee.)
Shared power to dispose or to direct the disposition: 436,854 (Includes (i) 10,843 shares held by the Reporting Person's spouse, and (ii) 212,022 shares held by various trusts for which the Reporting Person's spouse serves as trustee, as to which shares the Reporting Person may be deemed to have shared beneficial ownership. The Reporting Person disclaims beneficial ownership of these shares. Also includes (i) 76,174 shares held by a trust for which the Reporting Person and his spouse serve as co-trustees and (ii) 137,815 shares held by various trusts for which the Reporting Person and one of his sisters-in-law serve as a co-trustee.)

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: As discussed in Item 4, certain shares of Common Stock that the Reporting Person may be deemed to own beneficially are held by or on behalf of persons other than the Reporting Person, which other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Marc H. Berman: /s/ Marc H. Berman, Marc H. Berman (02/09/2026)